[ARTERIAL VASCULAR ENGINEERING, INC. LOGO]


Contact: John Miller                                      FOR IMMEDIATE RELEASE
         Chief Financial Officer
         Arterial Vascular Engineering, Inc.
         (707) 525-0111


                      AVE ANNOUNCES CLOSING OF ACQUISITION
                      OF BARD'S CORONARY CATH LAB BUSINESS

         Santa Rosa, CA--October 1, 1998--Arterial Vascular Engineering, Inc. ("AVE") (Nasdaq National Market: AVEI) today announced the closing of its previously announced agreement to acquire the coronary catheter lab business of C.R. Bard, Inc. ("Bard") (NYSE: BCR), as well as rights to the supply by Bard of certain materials, for approximately $550 million in cash, subject to adjustment.

         The acquired coronary catheter lab business, which had reported revenues of approximately $215 million in 1997, develops, manufactures and markets worldwide a broad range of catheter-based technologies used in the less-invasive treatment of cardiovascular disease. The assets acquired by AVE in the acquisition include two state-of-the-art manufacturing facilities in Billerica, Massachusetts and Galway, Ireland.

         "The completion of AVE's acquisition of Bard's coronary catheter lab business positions AVE to significantly expand its participation in the interventional cardiology market," said Scott Solano, AVE's president and chief executive officer. Mr. Solano continued, "We believe that the intellectual property portfolio acquired in the acquisition, particularly the rights to perfusion rapid exchange catheters, will strengthen AVE's leadership position in the coronary stent market."

         The acquisition was financed through a $600 million credit facility arranged by Donaldson, Lufkin & Jenrette Securities Corporation.

         Headquartered in Santa Rosa, California, Arterial Vascular Engineering, Inc. is a leading provider of highly specialized stent and balloon angioplasty systems for less invasive interventional treatment of cardiovascular disease. AVE sells its stent and balloon angioplasty systems in more than 40 countries, including its coronary stent systems in the United States.

                                   -- MORE --

ARTERIAL VASCULAR ENGINEERING, INC.
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3576 UNOCAL PLACE                                            Tel: (707) 525-0111
SANTA ROSA, CALIFORNIA  95403                                Fax: (707) 525-0114


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ARTERIAL VASCULAR ENGINEERING
ADD ONE

         Except for the historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties, including the ability of the company to successfully integrate the operations of acquired businesses and the risks of business acquisitions generally, variations in the level of sale and earnings, the ability to manage growth effectively, the ability to successfully introduce and achieve market acceptance for new products and continued demand for products generally, the effects of competition and pricing pressure, the rapid and significant technological change that characterizes the medical device industry and the ability to continue to respond to such technological change, as well as the other risks detailed from time to time in documents filed by AVE with the SEC, including the report on Form 10-K for the year ended June 30, 1998.

                                       ###

ARTERIAL VASCULAR ENGINEERING, INC.
--------------------------------------------------------------------------------
3576 UNOCAL PLACE                                            Tel: (707) 525-0111
SANTA ROSA, CALIFORNIA  95403                                Fax: (707) 525-0114